UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 4, 2004

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay **Suite 4200** **Houston, Texas**		**77002**
(Address of principal executive offices)		(Zip code)

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 7. Financial Statements and Exhibits

       (c) Exhibits

          99.1 Press Release of EOG Resources, Inc. dated February 4, 2004

Item 12. Results of Operations and Financial Condition

On February 4, 2004, EOG Resources, Inc. issued a press release announcing fourth quarter and full year 2003 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: February 4, 2004   By: /s/ TIMOTHY K. DRIGGERS
                                 Timothy K. Driggers
                       Vice President and Chief Accounting Officer
                           (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated February 4, 2004

Exhibit 99.1

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS OUTSTANDING 2003 NET INCOME
- **Announces 20 Percent Increase in Common Stock Dividend**
- **Replaces 249 Percent of Production at $1.28 per Mcfe**
- **Signs New Methanol Plant Contract in Trinidad**

FOR IMMEDIATE RELEASE: Wednesday, February 4, 2004

HOUSTON – EOG Resources, Inc. (EOG) today reported fourth quarter 2003 net income available to common of $71.8 million, or $0.61 per share. This compares to fourth quarter 2002 net income available to common of $41.7 million, or $0.36 per share. For the full year 2003, EOG reported net income available to common of $419.1 million, or $3.60 per share as compared to $76.1 million, or $0.65 per share for the full year 2002.

The results for fourth quarter 2003 included an after tax benefit of $14.1 million ($0.12 per share) from a reduction in the Canadian tax rate and a previously disclosed $43.1 million ($27.7 million after tax, or $0.23 per share) loss on the mark-to-market of commodity price transactions. During the quarter, the net cash inflow from the settlement of fourth quarter commodity price transactions including premium payments associated with certain 2004 natural gas financial collar contracts was $1.2 million ($0.8 million after tax, or $0.01 per share). Consistent with some analysts' practice of matching realizations to settlement months and excluding the effect of the tax rate benefit, adjusted non-GAAP net income available to common for the quarter was $86.1 million, or $0.73 per share. Similarly, EOG's fourth quarter 2002 results included a $7.1 million ($4.5 million after tax, or $0.03 per share) loss on mark-to-market commodity price transactions. For the fourth quarter 2002, the net cash outflow from the settlement of commodity price transactions including premium payments associated with certain 2003 natural gas financial collar contracts was $11.2 million ($7.2 million after tax, or $0.06 per share). Reflecting these items, fourth quarter 2002 adjusted non-GAAP net income available to common was $39.0 million, or $0.33 per share. (Please refer to the table below for the reconciliation of net income available to common to adjusted non-GAAP net income available to common.)

"In 2003, we increased the dividend, substantially added to our reserve base by replacing 249 percent of production, executed our drilling plan, made strategic acquisitions and paid down debt, all with internally generated cash flow. It was a record year in terms of operating earnings and cash flow," said Mark G. Papa, Chairman and Chief Executive Officer.

Increase of Common Stock Dividend

After a 25 percent increase in 2003, the EOG Board of Directors again has increased the common stock dividend. Effective with the dividend payable on April 30, 2004 to record holders as of April 16, 2004, the Board declared a quarterly dividend of $.06 per share on the common stock, reflecting a 20 percent increase to an indicated annual rate of $0.24 per share. This represents the fourth increase in five years.

Reserves

At December 31, 2003, total company reserves were approximately 5.2 trillion cubic feet equivalent, an increase of 614 billion cubic feet equivalent, or 13 percent higher than 2002. EOG's total reserve replacement from all sources was 249 percent of production and total company all-in finding costs were $1.28 per thousand cubic feet equivalent (Mcfe). From drilling alone, EOG replaced 183 percent of production at a finding cost of $1.21 per Mcfe. For the 16th consecutive year, internal reserve estimates were within 5 percent of external reserve estimates prepared by the independent reserve engineering firm of DeGolyer and MacNaughton on properties containing 71 percent of EOG's proved reserves on a Mcfe basis.

In North America, EOG achieved 259 percent reserve replacement at a total all-in finding cost of $1.36 per Mcfe. This finding cost is approximately 4 percent lower than 2002 and below the three-year average of $1.44 per Mcfe.

Operations

"During 2003, we had excellent drilling results from our singles and doubles program in North America and we made two Canadian acquisitions of undercapitalized producing properties. This combination provides us with longer term opportunities in North America," said Papa.

In Trinidad, total natural gas production increased 13 percent for the year, primarily reflecting a full year of sales to the CNC Ammonia Plant. In the fourth quarter 2003, EOG began a nine-month drilling and exploration campaign aimed at finding significant additional reserves on its acreage offshore Trinidad.

Construction also progressed during 2003 on the Nitro 2000 Ammonia Plant, scheduled to start up in the second half of 2004. EOG will supply 47 million cubic feet per day (MMcfd), net of natural gas to this facility under a 15-year contract.

Additionally in Trinidad, EOG has signed a 15-year contract to supply a portion of the natural gas requirements of the M5000 Methanol Plant. Currently under construction, start-up of the facility is planned for mid-2005. When the plant is running at its design capacity, EOG anticipates supplying approximately 95 MMcfd of natural gas, gross during the first four years and approximately 125 MMcfd, gross during the remaining 11 years of the contract. Based on current price assumptions, the company expects to supply an average 67 MMcfd, net during the first four years and 87 MMcfd, net during the remaining eleven years. The wellhead price will be linked to Caribbean methanol prices with a guaranteed floor locking in EOG's economics. With this new production beginning next year, EOG's long-term growth profile in Trinidad is strengthened.

Also in 2003, EOG established a new venue outside of North America with two natural gas discoveries in the Southern Gas Basin of the United Kingdom North Sea. The wells were farm-in opportunities from major oil companies. Production of approximately 40 MMcfd, net is expected by year-end 2004, representing the first phase of longer-term international production growth. EOG is reviewing additional farm-in opportunities in this area and expects to participate in several exploration wells in 2004.

"2003 was a pivotal year for EOG," said Papa. "We set up our operations and an inventory of drilling prospects to provide vigorous, visible total company production growth for the next three years, targeting 6.5, 10 and 7 percent increases for 2004, 2005 and 2006, respectively. We expect to accomplish this growth without stressing the balance sheet. While our focus remains North American gas, we see an increasing linkage between North American gas demand and Trinidad supply. We anticipate our existing position with the supply contracts to the two ammonia plants and the new methanol plant will continue to prove positive, giving our portfolio an even broader exposure to North American natural gas fundamentals, the cornerstone of our company.

"EOG has a robust drilling program planned for 2004. The preliminary capital expenditure program is estimated to be approximately $1.1 billion excluding acquisitions and is subject to Board approval," explained Papa.

Capital Structure

EOG used the higher 2003 natural gas and oil realizations to pay down outstanding debt and further strengthen its balance sheet. At December 31, 2003, its debt-to-total capitalization ratio was 33.3 percent, down from 40.6 percent at year-end 2002. With the net cash provided from operating activities, EOG funded its $917 million capital program, paid down $36 million of debt, closed $405 million of acquisitions and, in May 2003, increased the dividend paid to common shareholders by 25 percent.

Conference Call Scheduled for February 5, 2004

EOG's fourth quarter and full year 2003 conference call will be available via live audio webcast at 8:30 a.m. Central Time (9:30 a.m. Eastern Time) Thursday, February 5, 2004. To listen to this webcast, log on to www.eogresources.com. The webcast will be archived on EOG's website through February 20, 2004.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States and is the operator of substantial proved reserves in the U.S., Canada and offshore Trinidad. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to terrorist activities; acts of war; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Form 10-K for fiscal year ended December 31, 2002, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330. In addition, reconciliation schedules for Non-GAAP Financial Measures referred to in this presentation can be found on the EOG Resources website at www.eogresources.com.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions except per share)

	Quarter Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Net Operating Revenues	$ 396.5	$ 338.1	$ 1,744.7	$ 1,094.7
Net Income Available to Common	$ 71.8	$ 41.7	$ 419.1	$ 76.1
Net Income Per Share Available to Common				
Basic	$ 0.62	$ 0.36	$ 3.66	$ 0.66
Diluted	$ 0.61	$ 0.36	$ 3.60	$ 0.65
Average Number of Shares Outstanding				
Basic	114.9	114.7	114.6	115.3
Diluted	117.2	116.9	116.5	117.2

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Net Operating Revenues				
Natural Gas	$ 360,554	$ 283,255	$ 1,537,352	$ 915,129
Crude Oil, Condensate and Natural Gas Liquids	78,399	61,778	283,042	227,309
Losses on Mark-to-Market Commodity Derivative Contracts	(43,068)	(7,057)	(80,414)	(48,508)
Other, Net	643	101	4,695	752
Total	396,528	338,077	1,744,675	1,094,682
Operating Expenses				
Lease and Well	56,211	49,473	212,601	179,429
Exploration Costs	18,949	18,714	76,358	60,228
Dry Hole Costs	22,224	14,413	41,156	46,749
Impairments	25,585	33,882	89,133	68,430
Depreciation, Depletion and Amortization	121,265	105,412	441,843	398,036
General and Administrative	28,669	24,669	100,403	88,952
Taxes Other Than Income	22,620	20,901	85,867	71,881
Total	295,523	267,464	1,047,361	913,705
Operating Income	101,005	70,613	697,314	180,977
Other Income (Expense), Net	10,517	1,149	15,273	(1,651)
Income Before Interest Expense and Income Taxes	111,522	71,762	712,587	179,326
Interest Expense, Net	13,954	14,651	58,711	59,654
Income Before Income Taxes	97,568	57,111	653,876	119,672
Income Tax Provision	23,058	12,692	216,600	32,499
Net Income Before Cumulative Effect of Change in Accounting Principle	74,510	44,419	437,276	87,173
Cumulative Effect of Change in Accounting Principle, Net of Tax	-	-	(7,131)	-
Net Income	74,510	44,419	430,145	87,173
Preferred Stock Dividends	2,758	2,758	11,032	11,032
Net Income Available to Common	$ 71,752	$ 41,661	$ 419,113	$ 76,141

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcf/d)				
United States	632	647	638	635
Canada	195	160	165	154
North America	827	807	803	789
Trinidad	151	156	152	135
Total	978	963	955	924
Average Natural Gas Prices ($/Mcf)				
United States	$ 4.52	$ 3.47	$ 5.06	$ 2.89
Canada	4.33	3.38	4.66	2.67
North America Composite	4.47	3.45	4.98	2.84
Trinidad	1.41	1.21	1.35	1.20
Composite	4.00	3.09	4.40	2.60
Crude Oil/Condensate Volumes (MBD)				
United States	20.1	17.9	18.5	18.8
Canada	2.7	2.4	2.3	2.1
North America	22.8	20.3	20.8	20.9
Trinidad	2.4	2.8	2.4	2.4
Total	25.2	23.1	23.2	23.3
Average Crude Oil/Condensate Prices ($/Bbl)				
United States	$ 30.27	$ 27.14	$ 30.24	$ 24.79
Canada	27.74	24.69	28.54	23.62
North America Composite	29.98	26.86	30.05	24.67
Trinidad	29.24	26.26	28.88	23.58
Composite	29.91	26.78	29.92	24.56
Natural Gas Liquids Volumes (MBD)				
United States	3.7	2.3	3.2	2.9
Canada	0.7	0.7	0.6	0.8
Total	4.4	3.0	3.8	3.7
Average Natural Gas Liquids Prices ($/Bbl)				
United States	$ 22.44	$ 18.96	$ 21.53	$ 14.76
Canada	19.92	14.67	19.13	11.17
Composite	22.02	17.97	21.13	14.05
Natural Gas Equivalent Volumes (MMcfe/d)				
United States	774	768	768	765
Canada	217	178	183	171
North America	991	946	951	936
Trinidad	164	174	166	150
Total	1,155	1,120	1,117	1,086
Total Bcfe Deliveries	106.3	103.0	407.8	396.3

EOG RESOURCES, INC.

<u>**SUMMARY BALANCE SHEETS**</u>

(In thousands, except share data)

	December 31, 2003	December 31, 2002
	(Unaudited)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 4,443	$ 9,848
Accounts Receivable, net	295,118	259,308
Inventories	21,922	18,928
Income Taxes Receivable	7,976	67,090
Deferred Income Taxes	31,548	12,925
Other	35,007	26,255
Total	396,014	394,354
Oil and Gas Properties (Successful Efforts Method)	8,189,062	6,750,095
Less: Accumulated Depreciation, Depletion and Amortization	(3,940,145)	(3,428,547)
Net Oil and Gas Properties	4,248,917	3,321,548
Other Assets	104,084	97,666
Total Assets	$ 4,749,015	$ 3,813,568
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 282,379	$ 201,931
Accrued Taxes Payable	33,276	22,732
Dividends Payable	6,175	5,007
Liabilities from Price Risk Management Activities	37,779	5,939
Deferred Income Taxes	73,611	39,634
Other	43,299	40,304
Total	476,519	315,547
Long-Term Debt	1,108,872	1,145,132
Other Liabilities	171,115	59,180
Deferred Income Taxes	769,128	621,314
Shareholders' Equity		
Preferred Stock, $.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000,000 Liquidation Preference	98,589	98,352
Series D, 500 Shares Issued, Cumulative,		
$50,000,000 Liquidation Preference	49,827	49,647
Common Stock, $.01 Par, 320,000,000 Shares Authorized and		
124,730,000 Shares Issued	201,247	201,247
Additional Paid In Capital	1,625	-
Unearned Compensation	(23,473)	(15,033)
Accumulated Other Comprehensive Income (Loss)	73,934	(49,877)
Retained Earnings	2,121,214	1,723,948
Common Stock Held in Treasury, 8,819,600 shares at		
December 31, 2003 and 10,009,740 shares at December 31, 2002	(299,582)	(335,889)
Total Shareholders' Equity	2,223,381	1,672,395
Total Liabilities and Shareholders' Equity	$ 4,749,015	$ 3,813,568

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Quarter Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Reconciliation of Net Income to Net Operating Cash Inflows:				
Net Income	$ 74,510	$ 44,419	$ 430,145	$ 87,173
Items Not Requiring Cash				
Depreciation, Depletion and Amortization	121,265	105,412	441,843	398,036
Impairments	25,585	33,882	89,133	68,430
Deferred Income Taxes	18,849	43,954	142,280	82,179
Cumulative Effect of Change in Accounting Principle	-	-	7,131	-
Other, Net	(5,730)	1,231	1,033	17,333
Exploration Costs	18,949	18,714	76,358	60,228
Dry Hole Costs	22,224	14,413	41,156	46,749
Mark-to-market Commodity Derivative Contracts				
Total Losses	43,068	7,057	80,414	48,508
Realized Gains (Losses)	2,829	(9,395)	(44,870)	(21,136)
Collar Premium	(1,638)	(1,825)	(3,003)	(1,825)
Tax Benefits From Stock Options Exercised	4,901	952	11,926	5,168
Other, Net	(753)	(440)	2,141	(1,978)
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	(20,251)	(62,482)	(36,156)	(61,580)
Inventories	(1,134)	(825)	(2,994)	(57)
Accounts Payable	29,720	26,280	79,748	(19,012)
Accrued Taxes Payable	10,877	(46,363)	57,731	(84,666)
Other Liabilities	(5,170)	8,735	(3,387)	7,816
Other, Net	(18,388)	14,084	(14,400)	(5,578)
Changes in Components of Working Capital Associated with				
Investing and Financing Activities	(13,864)	7,736	(35,928)	42,782
NET OPERATING CASH INFLOWS	305,849	205,539	1,320,301	668,570
INVESTING CASH FLOWS				
Additions to Oil and Gas Properties	(639,558)	(173,093)	(1,204,383)	(714,127)
Exploration Costs	(18,949)	(18,714)	(76,358)	(60,228)
Dry Hole Costs	(22,224)	(14,413)	(41,156)	(46,749)
Proceeds from Sales of Assets	1,119	1,755	13,480	8,089
Changes in Components of Working Capital Associated with				
Investing Activities	15,252	(7,656)	37,475	(43,246)
Other, Net	72,798	(2,260)	2,432	(16,277)
NET INVESTING CASH OUTFLOWS	(591,562)	(214,381)	(1,268,510)	(872,538)
FINANCING CASH FLOWS				
Long-Term Debt Borrowings (Repayments)	98,050	54,264	(36,260)	289,163
Dividends Paid	(8,416)	(7,274)	(31,294)	(29,152)
Treasury Stock Purchased	-	(38,750)	(21,295)	(63,038)
Proceeds from Stock Options Exercised	17,421	3,508	35,138	17,339
Other, Net	(1,388)	(840)	(3,485)	(3,008)
NET FINANCING CASH INFLOWS (OUTFLOWS)	105,667	10,908	(57,196)	211,304
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(180,046)	2,066	(5,405)	7,336
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	184,489	7,782	9,848	2,512
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 4,443	$ 9,848	$ 4,443	$ 9,848

EOG RESOURCES, INC.
ADJUSTED (Non-GAAP) NET INCOME AVAILABLE TO COMMON RECONCILIATION
(Unaudited; in thousands, except per share)

The following chart adjusts reported fourth quarter and twelve months ended December 31 net income to reflect actual cash realized from previously disclosed oil and gas hedges and to eliminate the mark-to-market loss or gain from these previously disclosed oil and gas hedges, the after tax impact of the cumulative effect of change in accounting principle and the tax benefit related to the Canadian tax rate reduction. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and exclude the impact of one-time items. EOG management uses this information for comparative purposes within the industry.

| | Quarter Ended December 31 | | Twelve Months Ended December 31 | |
	2003	2002	2003	2002
Reported Net Income Available to Common	$ 71,752	$ 41,661	$ 419,113	$ 76,141
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Losses	43,068	7,057	80,414	48,508
Realized Gains (Losses)	2,829	(9,395)	(44,870)	(21,136)
Collar Premium	(1,638)	(1,825)	(3,003)	(1,825)
Subtotal	44,259	(4,163)	32,541	25,547
After tax MTM Impact	28,481	(2,679)	20,940	16,439
Impact of One-Time Items				
Add: Cumulative Effect of Change in Accounting Principle, Net of Tax	-	-	7,131	-
Less: 2003 Tax Benefit related to the Canadian Tax Rate Reduction	(14,126)	-	(14,126)	-
Adjusted (Non-GAAP) Net Income Available to Common	$ 86,107	$ 38,982	$ 433,058	$ 92,580
Adjusted (Non-GAAP) Net Income Per Share Available to Common				
Basic	$ 0.75	$ 0.34	$ 3.78	$ 0.80
Diluted	$ 0.73	$ 0.33	$ 3.72	$ 0.79
Average Number of Shares Outstanding				
Basic	114,893	114,742	114,597	115,335
Diluted	117,209	116,908	116,519	117,245

EOG RESOURCES, INC.
<u>**DISCRETIONARY CASH FLOW AVAILABLE TO COMMON RECONCILIATION (Non-GAAP)**</u>
(Unaudited; in thousands)

The following chart reconciles fourth quarter and twelve months ended December 31 net operating cash flows to discretionary cash flow available to common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust operating cash inflows for changes in components of working capital, other liabilities and preferred stock dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Net Operating Cash Inflows	$ 305,849	$ 205,539	$ 1,320,301	$ 668,570
Adjustments				
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	20,251	62,482	36,156	61,580
Inventories	1,134	825	2,994	57
Accounts Payable	(29,720)	(26,280)	(79,748)	19,012
Accrued Taxes Payable	(10,877)	46,363	(57,731)	84,666
Other Liabilities	5,170	(8,735)	3,387	(7,816)
Other, Net	18,388	(14,084)	14,400	5,578
Changes in Components of Working Capital Associated with Investing and Financing Activities	13,864	(7,736)	35,928	(42,782)
Preferred Dividends	(2,758)	(2,758)	(11,032)	(11,032)
Discretionary Cash Flow Available to Common	$ 321,301	$ 255,616	$ 1,264,655	$ 777,833

EOG RESOURCES, INC.
RESERVES SUPPLEMENTAL DATA
(Unaudited)

2003 RESERVES RECONCILIATION SUMMARY

NATURAL GAS (Bcf)	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Beginning Reserves	2,006.2	777.9	2,784.1	1,306.5	-	-	1,306.5	4,090.6
Revisions of previous estimates	(24.9)	(18.5)	(43.4)	(74.9)	-	-	(74.9)	(118.3)
Purchases in place	43.9	361.0	404.9	-	-	-	-	404.9
Extensions, discoveries and other additions	345.5	118.3	463.8	129.3	59.2	-	188.5	652.3
Sales in place	(30.8)	-	(30.8)	-	-	-	-	(30.8)
Production	(238.3)	(60.2)	(298.5)	(55.4)	-	-	(55.4)	(353.9)
Ending Reserves	2,101.6	1,178.5	3,280.1	1,305.5	59.2	-	1,364.7	4,644.8
LIQUIDS (MMBbls) (1)								
Beginning Reserves	63.3	7.2	70.5	14.7	-	-	14.7	85.2
Revisions of previous estimates	1.5	0.2	1.7	(1.1)	-	-	(1.1)	0.6
Purchases in place	0.7	1.4	2.1	-	-	-	-	2.1
Extensions, discoveries and other additions	15.7	0.6	16.3	1.2	0.1	-	1.3	17.6
Sales in place	(0.3)	-	(0.3)	-	-	-	-	(0.3)
Production	(7.9)	(1.1)	(9.0)	(0.9)	-	-	(0.9)	(9.9)
Ending Reserves	73.0	8.3	81.3	13.9	0.1	-	14.0	95.3
NATURAL GAS EQUIVALENTS (Bcfe)								
Beginning Reserves	2,386.3	820.9	3,207.2	1,394.7	-	-	1,394.7	4,601.9
Revisions of previous estimates	(15.9)	(17.2)	(33.1)	(81.7)	-	-	(81.7)	(114.8)
Purchases in place	48.3	369.3	417.6	-	-	-	-	417.6
Extensions, discoveries and other additions	439.6	121.8	561.4	136.5	59.7	-	196.2	757.6
Sales in place	(32.9)	-	(32.9)	-	-	-	-	(32.9)
Production	(285.7)	(66.7)	(352.4)	(60.7)	-	-	(60.7)	(413.1)
Ending Reserves	2,539.7	1,228.1	3,767.8	1,388.8	59.7	-	1,448.5	5,216.3

(1) Includes crude oil, condensate and natural gas liquids.

2003 EXPLORATION AND DEVELOPMENT EXPENDITURES ($ Million)

	United States	Canada	North America	Trinidad	United Kingdom	Other Int'l	Total Int'l	Total
Acquisition Cost of Unproved Properties	$ 43.9	$ 14.5	$ 58.4	$ 0.2	$ -	$ -	$ 0.2	$ 58.6
Exploration Costs	145.1	15.4	160.5	20.5	21.0	4.6	46.1	206.6
Development Costs	480.2	145.6	625.8	23.2	2.8	-	26.0	651.8
Total Drilling	669.2	175.5	844.7	43.9	23.8	4.6	72.3	917.0
Acquisition Cost of Proved Properties	18.4	386.5	404.9	-	-	-	-	404.9
Total	687.6	562.0	1,249.6	43.9	23.8	4.6	72.3	1,321.9
Proceeds from Sales in Place	(3.4)	(2.7)	(6.1)	-	-	-	-	(6.1)
Net Expenditures	$ 684.2	$ 559.3	$ 1,243.5	$ 43.9	$ 23.8	$ 4.6	$ 72.3	$ 1,315.8
Asset Retirement Costs	$ 8.2	$ 3.5	$ 11.7	$ -	$ -	$ -	$ -	$ 11.7
FINDING COSTS ($/Mcfe)								
Total Drilling, Before Revisions	$1.52	$1.44	$1.50	$0.32	$0.40	$ -	$0.37	$1.21
All-in Total, Net of Revisions & Dispositions	$1.56	$1.18	$1.36	$0.80	$0.40	$ -	$0.63	$1.28
RESERVE REPLACEMENT								
Drilling Only	154%	183%	159%	225%	N/A	-	323%	183%
All-in Total, Net of Revisions & Dispositions	154%	710%	259%	90%	N/A	-	189%	249%